Exhibit 97

ROYAL BANK OF CANADA POLICY FOR THE

RECOVERY OF ERRONEOUSLY AWARDED INCENTIVE-BASED COMPENSATION FROM

EXECUTIVE OFFICERS

I. BACKGROUND

Royal Bank of Canada (“RBC”) has adopted this policy (this “Policy”) to provide for the recovery or “clawback” of certain incentive compensation in the event of a Restatement (as defined below). This Policy is intended to comply with, and will be interpreted to be consistent with, the requirements of Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual.

II. STATEMENT OF POLICY

RBC shall recover reasonably promptly the amount of erroneously awarded Incentive-Based Compensation (as defined below) in the event that RBC is required to prepare an accounting restatement due to the material noncompliance of RBC with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”).

RBC shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent provided under the section entitled “V. Exceptions” herein.

III. SCOPE OF POLICY

A. Covered Persons and Recovery Period. This Policy applies to all Incentive-Based Compensation received by a person:

●	after beginning service as an Executive Officer (as defined below),
●	who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation,
●	while RBC has a class of securities listed on NYSE, and
●	during the three completed fiscal years immediately preceding the date that RBC is required to prepare a Restatement (the “Recovery Period”).

Notwithstanding this look-back requirement, RBC is only required to apply this Policy to Incentive-Based Compensation received on or after October 2, 2023.

For purposes of this Policy, Incentive-Based Compensation shall be deemed “received” in RBC’s fiscal period during which the Financial Reporting Measure (as defined herein) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

B. Transition Period. In addition to the Recovery Period, this Policy applies to any transition period (that results from a change in RBC’s fiscal year) within or immediately following the Recovery Period (a “Transition Period”), provided that a Transition Period between the last day of RBC’s previous fiscal year end and the first day of RBC’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year. For clarity, RBC’s obligation to recover erroneously awarded Incentive-Based Compensation under this Policy is not dependent on if or when a Restatement is filed.

C. Determining Recovery Period. For purposes of determining the relevant Recovery Period, the date that RBC is required to prepare the Restatement is the earlier to occur of:

●

the date the board of directors of RBC (the “Board”), a committee of the Board, or the officer or officers of RBC authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that RBC is required to prepare a Restatement, and

●	the date a court, regulator, or other legally authorized body directs RBC to prepare a Restatement.

IV. AMOUNT SUBJECT TO RECOVERY

A. Recoverable Amount. The amount of Incentive-Based Compensation subject to recovery under this Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

B. Covered Compensation Based on RBC’s Common Share Price or TSR. For Incentive-Based Compensation based on the price of RBC’s common shares or total shareholder return (“TSR”), where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the recoverable amount shall be based on a reasonable estimate of the effect of the Restatement on the share price or TSR upon which the Incentive-Based Compensation was received. In such event, RBC shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

V. EXCEPTIONS

RBC shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent that the conditions set out below are met and the Human Resources Committee of RBC’s Board of Directors (the “Committee”) has made a determination that recovery would be impracticable:

A. Direct Expense Exceeds Recoverable Amount. The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on the anticipated expense of enforcement, RBC shall make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.

B. Violation of Home Country Law. Recovery would violate applicable Canadian federal or provincial law (“Canadian law”) where that law was adopted prior to November 28, 2022; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on violation of Canadian law, RBC shall obtain an opinion of Canadian counsel, acceptable to the NYSE, that recovery would result in such a violation, and shall provide such opinion to NYSE.

C. Recovery from Certain Tax-Qualified Retirement Plans. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of RBC, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

VI. PROHIBITION AGAINST INDEMNIFICATION

RBC shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Incentive-Based Compensation.

VII. DISCLOSURE

RBC shall file all disclosures with respect to recoveries under this Policy in accordance with the requirements of all applicable Canadian and U.S. Federal securities laws, including the disclosure required to be included in applicable Securities and Exchange Commission (“SEC”) filings.

VIII. DEFINITIONS

Unless the context otherwise requires, the following definitions apply for purposes of this Policy:

“Executive Officer” means RBC’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of RBC in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for RBC. Executive officers of RBC’s subsidiaries are deemed Executive Officers of RBC if they perform such policy making functions for RBC. Policy-making function is not intended to include policymaking functions that are not significant. Identification of an Executive Officer for purposes of this Policy will include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

“Financial Reporting Measures” means any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing RBC’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) stock price and (iii) TSR. A Financial Reporting Measure need not be presented within RBC’s financial statements or included in a filing with the SEC.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

IX. APPROVAL AUTHORITY; REVIEW SCHEDULE.

This Policy is reviewed for approval by the Committee, following review by the Compensation Risk Management Oversight Committee and Group Risk Committee, every three years and reviewed by the Compensation Sub-Group annually. This Policy should be reviewed more frequently if required by changes to applicable laws or regulations or to ensure the effectiveness of this Policy and RBC’s adherence to best practices. This Policy was last approved by the Committee on October 18, 2023.

X. NON-SUBSTANTIVE CHANGES

Non-substantive changes to this Policy will be approved by the SVP, Compensation and Benefits.

XI. EFFECTIVENESS; OTHER RECOUPMENT RIGHTS

This Policy shall be effective as of October 18, 2023. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to RBC and its subsidiaries and affiliates under applicable law or pursuant to the terms of any similar policy or similar provision in any employment agreement, equity award agreement or similar agreement.

XII. MONITORING FOR EFFECTIVENESS AND/OR REPORTING REQUIREMENTS

Human Resources, Financial & Regulatory Reporting and the Accounting Policy Group, and Law Group are responsible for monitoring and interpreting the application of this Policy.

XIII. OWNERSHIP / RESPONSBILITY FOR THIS POLICY

This document is the responsibility of Human Resources, Compensation and Benefits.